Exhibit 99.1

Amira Nature Foods Ltd Announces Full Year Fiscal 2015 and Fourth Quarter Ended March 31, 2015 Financial Results

FY 2015 Revenue, Adj. EBITDA and Profits Increased by 25.0% or More

DUBAI, United Arab Emirates – July 16, 2015 – Amira Nature Foods Ltd (the “Company;” or “Amira” NYSE: ANFI), a leading global provider of branded, packaged Indian specialty rice, today reported financial results for its fiscal 2015 full year and fourth quarter and ended on March 31, 2015.

FY 2015 Financial Highlights versus FY 2014:

•	Revenue grew 27.8% to $699.4 million compared to $547.3 million

•	Adjusted EBITDA increased 31.9% to $99.5 million compared to $75.5 million

•	Adjusted EBITDA margin of 14.2%

•	Adjusted profits after tax was $54.3 million compared to $41.0 million

•	Adjusted earnings per share (“EPS”) was $1.51 compared to $1.14

Fourth Quarter 2015 Financial Highlights versus Fourth Quarter 2014:

•	Revenue grew 21.6% to $226.8 million compared to $186.6 million

•	Adjusted EBITDA increased 25.1% to $33.0 million compared to $26.4 million

•	Adjusted EBITDA margin of 14.5%

•	Adjusted profits after tax was $18.6 million compared to $16.8 million

•	Adjusted earnings per share (“EPS”) was $0.52 compared to $0.47

Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Karan A Chanana, Amira’s Chairman and Chief Executive Officer, stated, “Our strong fiscal fourth quarter and full year performance reflects increased demand for our products across categories and geographies. We are seeing revenue growth around the world – In India, our important home market and across the emerging markets geographies of Middle East, Africa and Asia. We are also seeing signs of continued strength in our smaller, but rapidly expanding developed world business, where we entered into new relationships in the UK, Continental Europe and the United States. ”

Bruce Wacha, Amira’s Chief Financial Officer added, “During fiscal 2015, we generated record full year and quarterly revenue, adjusted EBITDA and adjusted EPS which represents eleven consecutive quarters of double digit revenue and profit growth as a public company. Our growth in the fourth quarter was driven largely by volume gains as we build out our distribution around the globe and capitalize on the continued demand for healthy, better for you products such as our premium, specialty rice. Going forward, we continue to see many opportunities in India and around the world to further grow our business and create value for our shareholders.”

Full Year Fiscal 2015 Results

Revenue for the full year of fiscal 2015 increased 27.8% to $699.4 million, compared to $547.3 million in fiscal 2014. The revenue increase was primarily due to increased sales volume and product mix in India and internationally. Sales in India increased 28.0% to $286.8 million, while sales outside of India, or international sales, increased 27.7% to $412.6 million. Amira branded and third party branded sales increased 38.6% to $662.4 million and institutional sales decreased $32.4 million to $36.9 million.

Adjusted EBITDA increased $24.1 million or 31.9% to $99.5 million and Adjusted EBITDA margin increased to 14.2%. Adjusted profit after tax increased by 32.4% to $54.3 million for fiscal 2015 compared to $41.0 million in the year ago period. Adjusted EPS increased 32.4% to $1.51 per share from $1.14 per share in the prior year period. The Company’s effective tax rate was 17.4% for the period compared to 19.6% for the prior year period. A reconciliation of adjusted EBITDA, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

Fourth Quarter Fiscal 2015 Results

Revenue for the fourth quarter of fiscal 2015 increased 21.6% to $226.8 million, compared to $186.6 million for same period in fiscal 2014. Adjusted EBITDA increased $6.6 million or 25.1% to $33.0 million and Adjusted EBITDA margin increased to 14.5%. Adjusted profit after tax increased by 10.9% to $18.6 million for the three months ended March 31, 2015 compared to $16.8 million in the year ago period. Adjusted EPS increased 11.1% to $0.52 per share from $0.47 per share in the prior year period. The Company’s effective tax rate was 18.0% for the period compared to 15.0% for the prior year period. A reconciliation of adjusted EBITDA, adjusted profit after tax and adjusted EPS is provided in the “Non-IFRS Financial Measures” section of this release.

Balance Sheet and Cash Flow Highlights

As of March 31, 2015, the Company’s cash and cash equivalents were $46.5 million and adjusted net working capital was $365.4 million. Net debt (after deducting cash and cash equivalents) was $164.2 million and Net debt/Adj. EBITDA was 1.6x. As of March 31, 2015, inventories were $262.3 million compared to $255.0 as of March 31, 2014, trade receivables were $130.4 million, an increase of $49.5 million from $80.9 million, trade payables were $34.0 million, a decrease of $7.2 million from $41.2 million. Total debt was $210.6 million, an increase of $25.8 million from $184.8 million. Reconciliations of adjusted net working capital and net debt to the IFRS measures of working capital and total current and non-current debt, respectively, are provided in the “Non-IFRS Financial Measures” section of this release.

Fiscal 2016 Outlook

The Company expects double digit fiscal 2016 revenue and adjusted EBITDA growth and maintains its long-term guidance previously provided to the investment community of $1 billion of revenue and $150 million of Adjusted EBITDA. The Company’s guidance is based on foreign exchange rates as of March 31, 2015.

Conference Call

The Company will hold an investor call today at 8:30 a.m. Eastern time. The dial-in number for this conference call is (877) 407-3982 for North American listeners and (201) 493-6780 for international listeners. Live audio of the conference call will be simultaneously webcast on the investor relations section of the Company's website at www.amira.net.

An audio replay will be available following the completion of the conference call by dialing (877) 870-5176 for North American listeners or (858) 384-5517 for international listeners; conference ID 13613515. The webcast of the teleconference will be archived and available on the Company’s website.

About Amira Nature Foods Ltd

Founded in 1915, Amira has evolved into a leading global provider of branded packaged Indian specialty rice, with sales in over 60 countries today. The Company primarily sells Basmati rice, which is a premium long-grain rice grown only in certain regions of the Indian sub-continent, under its flagship Amira brand as well as under other third party brands. Amira sells its products through a broad distribution network in both the developed and emerging markets. The Company’s global headquarters are in Dubai, United Arab Emirates, and it also has offices in India, Malaysia, Singapore, Germany, the United Kingdom, and the United States. Amira Nature Foods Ltd is listed on the New York Stock Exchange (NYSE) under the ticker symbol “ANFI.” For more information please visit www.amira.net.

Contact

Amira Nature Foods Ltd
Bruce Wacha

Chief Financial Officer

bruce.wacha@theamiragroup.com

201-960-0745

Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment. The financial results provided may be subject to adjustment as a result of the completion of audit procedures by our independent registered public accounting firm as a part of the annual audit they perform over the annual audit procedures they perform in connection with the Company’s financial statements for the fiscal year ended March 31, 2015. The preparation of the preliminary results requires management to make estimates and assumptions that affect the reporting period. Actual results could vary from these estimates.

Cautionary Note on Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally can be identified by phrases such as that we or our members of management “believe,” “expect,” “anticipate,” “foresee,” “forecast,” “estimate” or other words or phrases of similar import. Specifically, these statements include, among other things, statements that describe our expectations for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key retail partners, the financial impact of new sales contracts on our revenue, our plans to make significant capital expenditures, and other statements of management’s beliefs, intentions or goals. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations, financial condition, or the price of our ordinary shares. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to our ability to penetrate and increase the acceptance of our products in new geographic markets; our ability to perform our agreements with customers and further develop our relationships with key retail partners; our ability to recognize revenue from our contracts; continued competitive pressures in the marketplace; our reliance on a few customers for a substantial part of our revenue; our ability to implement our plans, forecasts and other expectations with respect to our business and realize additional opportunities for growth; and the other risks and important factors contained and identified in our filings with the Securities and Exchange Commission. All forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these risk factors. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward-looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future events or otherwise.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Financial Position

		(Amounts in USD)
	As at March 31, 2015 (unaudited)	As at March 31, 2014
ASSETS
Non-current
Property, plant and equipment	$22,556,188	$23,284,918
Goodwill	1,405,057	1,727,338
Other intangible assets	1,737,003	2,262,731
Other long-term financial assets	396,076	485,731
Total non-current assets	$26,094,324	$27,760,718

Current
Inventories	$262,297,532	$254,952,549
Trade receivables	130,426,136	80,882,986
Derivative financial assets	638,467	2,352,886
Other financial assets	9,933,742	9,768,514
Prepayments	19,610,778	8,361,244
Other current assets	1,955,834	765,655
Cash and cash equivalents	46,460,922	37,606,098
Total current assets	$471,323,411	$394,689,932
Total assets	$497,417,735	$422,450,650

EQUITY AND LIABILITIES
Equity
Share capital	$9,120	$9,115
Share premium	82,896,596	82,804,750
Other reserves	(5,929,086)	(3,312,575)
Retained earnings	115,012,408	74,334,687
Equity attributable to shareholders of the Company	$191,989,039	$153,835,977
Equity attributable to non-controlling interest	27,630,313	18,005,030
Total equity	$219,619,352	$171,841,007

Liabilities
Non-current liabilities
Defined benefit obligations	$331,041	$246,548
Debt	1,465,707	2,739,414
Deferred tax liabilities	7,709,106	6,666,270
Total non-current liabilities	$9,505,854	$9,652,232

Current liabilities
Trade payables	$34,007,468	$41,197,158
Debt	209,174,216	182,103,347
Current tax liabilities (net)	15,018,168	9,644,944
Derivative financial Liability	280,560	-
Other financial liabilities	6,961,163	6,031,593
Other current liabilities	2,850,955	1,980,369
Total current liabilities	$268,292,530	$240,957,411
Total liabilities	$277,798,384	$250,609,643
Total equity and liabilities	$497,417,736	$422,450,650

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Profit or Loss

	(Amounts in USD)
	Fiscal years ended
	March 31, 2015 (unaudited)	March 31, 2014	March 31, 2013
Revenue	$699,390,811	547,344,368	$413,682,574
Other income	186,404	160,064	94,368
Cost of materials	(618,128,135)	(454,123,161)	(347,341,159)
Change in inventory of finished goods	61,611,980	39,859,583	27,594,211
Employee benefit expenses	(11,885,736)	(11,642,833)	(5,553,197)
Depreciation and amortization	(2,352,649)	(2,064,264)	(1,943,846)
Freight, forwarding and handling expenses	(16,508,963)	(23,359,177)	(20,985,039)
Other expenses	(23,628,011)	(22,855,617)	(14,676,910)
	$88,685,701	73,318,963	$50,871,002
Finance costs	(34,316,448)	(25,859,231)	(21,751,614)
IPO expenses	-	-	(1,750,082)
Finance income	2,256,120	2,766,518	802,146
Other gains and (losses)	5,535,074	(2,800,475)	(654,852)
Profit before tax	$62,160,448	47,425,775	$27,516,600
Income tax expense	(10,791,342)	(9,293,071)	(8,267,562)

Profit after tax for the year	$51,369,106	38,132,704	$19,249,038
Profit after tax for the year attributable to:
Shareholders of the Company	40,669,867	29,956,327	15,056,309
Non-controlling interest	10,699,239	8,176,377	4,192,729

Earnings per share
Basic earnings per share	$1.42	1.04	$0.63
Diluted earnings per share	$1.41	1.04	$0.63

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Comprehensive Income

	(Amounts in USD)
	Fiscal years ended
	March 31, 2015 (unaudited)	March 31, 2014	March 31, 2013
Profit after tax for the year	$51,369,106	$38,132,704	$19,249,038
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation:
Current year gain/(loss)	14,947	6,290	30,875
Income tax	(5,173)	(2,138)	(10,495)
	9,774	4,152	20,380
Items that may be reclassified subsequently to profit or loss:
Available for sale financial assets:
Current year gain/(loss)	44,290	(13,414)	7,416
Reclassification to profit or loss	-	(2,058)	-
Income tax	(14,951)	4,812	(2,520)
	29,339	(10,660)	4,896
Cash flow hedging reserve:
Current year gain/(loss)	6,585,277	(8,512,091)	(1,160,394)
Reclassification to profit or loss	(7,478,688)	8,917,446	1,628,914
Income tax	304,136	(137,780)	(146,820)
	(589,275)	267,575	321,700

Currency translation reserve	(4,918,155)	(12,986,175)	(4,524,299)

Other comprehensive income/(loss) for the year, net of tax	$(5,468,317)	$(12,725,108)	$(4,177,323)
Total comprehensive income/(loss) for the year	$45,900,789	$25,407,596	$15,071,715

Total comprehensive income/(loss) for the year attributable to:
Shareholders of the Company	$36,275,641	$19,730,696	$11,697,741
Non-controlling interest	$9,625,148	$5,676,900	$3,373,974

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Changes in Equity (unaudited)

(Amounts in USD)

			Other reserves
	Share capital	Share premium	Share-based compensation reserve	Reserve for available for sale financial assets	Currency translation reserve	Cash flow hedging Reserve	Restructuring reserve	Retained earnings	Equity attributable to shareholders of the Company	Equity attributable to Non-controlling interest	Total equity

Balance as at April 1, 2012	$100	$—	$—	$(25,496)	$(1,945,447)	$—	$9,398,927	$29,302,329	$36,730,413	$8,954,156	$45,684,569
Issue of shares (net of issuance cost)	9,000	82,639,766	—	—	—	—	—	—	82,648,766	—	82,648,766
Issue of shares	11	44,160	—	—	—	—	—	—	44,171	—	44,171
Share-based compensation	—	—	183,514	—	—	—	—	—	183,514	—	183,514
Profit after tax for the year	—	—	—	—	—	—	—	15,056,309	$15,056,309	4,192,729	$19,249,038
Other comprehensive income /(loss) for the year	—	—	—	3,935	(3,637,536)	258,647	—	16,386	$(3,358,568)	(818,755)	$(4,177,323)
Total comprehensive income/(loss) for the year	$—	$—	$—	$3,935	$(3,637,536)	$258,647	$—	$15,072,695	$11,697,741	$3,373,974	$15,071,715
Balance as at March 31, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735

Balance as at April 1, 2013	$9,111	$82,683,926	$183,514	$(21,561)	$(5,582,983)	$258,647	$9,398,927	$44,375,024	$131,304,605	$12,328,130	$143,632,735
Issue of shares	4	120,824	—	—	—	—	—	—	120,828	—	120,828
Share-based compensation	—	—	2,679,848	—	—	—	—	—	$2,679,848	—	$2,679,848
Profit after tax for the year	—	—	—	—	—	—	—	29,956,327	$29,956,327	8,176,377	$38,132,704
Other comprehensive income /(loss) for the year	—	—	—	(8,566)	(10,435,418)	215,017	—	3,336	$(10,225,631)	(2,499,477)	$(12,725,108)
Total comprehensive income/(loss) for the year	$—	$—	$—	$(8,566)	$(10,435,418)	$215,017	$—	$29,959,663	$19,730,696	$5,676,900	$25,407,596
Balance as at March 31, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007

Balance as at April 1, 2014	$9,115	$82,804,750	$2,863,362	$(30,127)	$(16,018,401)	$473,664	$9,398,927	$74,334,687	$153,835,977	$18,005,030	$171,841,007
Issue of shares	9	130,032	1,785,704	-	-	-	-	-	1,915,745	-	1,915,745
Share-based compensation	(4)	(38,186)		-	-	-	-	-	(38,190)	-	(38,190)
Profit after tax for the year	-	-	-	-	-	-	-	40,669,867	40,669,867	10,699,239	51,369,106
Other comprehensive income /(loss) for the year	-	-	-	23,576	(3,952,127)	(473,664)	-	7,854	(4,394,361)	(1,073,957)	(5,468,317)
Total comprehensive income/(loss) for the year	$-	$-	$-	$23,576	$(3,952,127)	$(473,664)	$-	$40,677,721	$36,275,506	$9,625,283	$45,900,788
Balance as at March 31, 2015	$9,120	$82,896,596	$4,649,066	$(6,551)	$(19,970,528)	$-	$9,398,927	$115,012,408	$191,989,039	$27,630,313	$219,619,352

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Amira Nature Foods Ltd

Condensed Consolidated Statements of Cash Flows

	(Amounts in USD)
	Fiscal years ended
	March 31, 2015 (unaudited)	March 31, 2014	March 31, 2013
(A) CASH FLOW FROM OPERATING ACTIVITIES
Profit before tax for the year	$62,160,448	47,425,775	$27,516,600
Adjustments for non-cash items	7,178,908	2,277,965	2,039,904
Adjustments for non-operating incomes and expenses	32,050,730	23,086,950	20,936,946
Changes in operating assets and liabilities	(94,957,979)	(66,008,898)	(105,435,127)
	$6,432,107	6,781,792	$(54,941,677)
Income taxes paid	(3,303,886)	(3,783,471)	(3,701,951)
Net cash generated from/(used in) operating activities	$3,128,221	2,998,321	$(58,643,628)

(B) CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(2,374,971)	(3,324,778)	$(877,981)
Purchase of intangible assets	-	(315,649)	(334,793)
Advance for property, plant and equipment	(33,408)	-	-
Proceeds from sale of property, plant and equipment	1,732	4,787	13,569
Net cash outflow on acquisition of subsidiaries	-	(1,954,432)	--
Net investments in term deposits	(694,519)	(1,183,286)	(84,630)
Purchase of short term investments	(202,980)	(249,000)	(110,400)
Proceeds from the sale of short term investments	180,905	4,248	--
Interest received	2,416,729	2,685,657	802,146
Net cash used in investing activities	$(706,512)	(4,332,453)	$(592,089)

(C) CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from issue of shares	$-	--	$82,648,766
Repurchase of shares from ex-director	(38,190)	-	-
Net proceeds from short term debt	34,987,109	37,982,254	27,973,449
Proceeds from long term debt	18,040	128,540	34,220
Repayment of long term debt	(1,205,893)	(1,764,307)	(2,241,703)
Interest paid	(25,090,402)	(25,870,607)	(21,751,614)
Net cash generated from/(used in) financing activities	$8,670,664	10,475,880	$86,663,118
(D) Effect of change in exchange rate on cash and cash equivalents	(2,237,549)	(4,805,988)	(2,525,319)
Net increase/(decrease) in cash and cash equivalents	$8,854,824	4,335,760	$24,902,082
Cash and cash equivalents at the beginning of the year	37,606,098	33,270,338	8,368,256
Cash and cash equivalents at the end of the year	$46,460,922	37,606,098	$33,270,338

Note: Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

Non-IFRS Financial Measures

In evaluating our business, we consider and use the non-IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus finance costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non-cash expense for share-based compensation for the three and twelve months ended March 31, 2015 and 2014, respectively (3) adjusted profit after tax, as profit after tax plus non-cash expense for share-based compensation for three and twelve months ended March 31, 2015 and 2014, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (including dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement between us and the non-controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) total current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non-current debt minus cash and cash equivalents.

We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and employee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non-IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non-recurring IPO-related expenses, the book amortization of intangibles (affecting relative amortization expenses), the age and book value of property and equipment (affecting relative depreciation expenses) and other non-cash expenses. We also present these non-IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tool, and when assessing our operating performance, investors should not consider it in isolation, or as a substitute for profit/ (loss) or other consolidated statements of operations data prepared in accordance with IFRS. Some of these limitations include, but are not limited to:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect the finance or interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;
•	it does not reflect income taxes or the cash requirements for any tax payments;
•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net profit, EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;
•	other companies may calculate EBITDA, Adjusted EBITDA and other non-IFRS measures differently than we do, limiting the usefulness of this non-IFRS measure as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using non-IFRS measures only as a supplemental information.

We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt because we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS results and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non-current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also believe that these non-IFRS financial measures are useful to investors in assessing the operating performance of our business after reflecting the adjustments described above.

Reported results and other information herein are preliminary and not final until the filing of the Company’s annual report on Form 20-F with the Securities and Exchange Commission and therefore remain subject to adjustment.

In the following tables we have provided reconciliation of the non-IFRS measures to the most directly comparable IFRS measure:

1.	Reconciliation of profit after tax to EBITDA and adjusted EBITDA:

	(Amounts in USD)
	FY 2015	FY 2014	Three months ended March 31, 2015	Three months ended March 31, 2014
Profit after tax	$51,369,106	$38,132,704	$17,593,804	$16,777,338
Add: Income tax expense	10,791,342	9,293,071	3,161,550	2,512,762
Add: Finance costs (net of finance income)	32,060,327	23,092,713	10,626,259	6,477,095
Add: Depreciation and amortization	2,352,649	2,064,264	573,735	591,994
EBITDA	$96,573,424	$72,582,752	$31,955,348	$26,359,189
Add: Non - cash expenses for share based compensation	1,785,704	2,874,010	(138,432)	-
Add: Onetime expenses related to Bond Issue	1,156,995	-	1,156,995	-
Adjusted EBITDA	$99,516,124	$75,456,762	$32,973,911	$26,359,189

2.	Reconciliation of profit after tax to adjusted profit after tax:

	(Amounts in USD)
	FY 2015	FY 2014	Three months ended March 31, 2015	Three months ended March 31, 2014
Profit after tax (PAT)	$51,369,106	$38,132,704	$17,593,804	$16,777,338
Add: Non - cash expenses for share based compensation	1,785,704	2,874,010	(138,432)	-
Add: Onetime expenses related to Bond Issue	1,156,995	-	1,156,995	-
Adjusted profit after tax	$54,311,805	$41,006,714	$18,612,367	$16,777,338

3.	Reconciliation of earnings per share and adjusted earnings per share:

	(Amounts in USD)
	FY 2015	FY 2014	Three months ended March 31, 2015	Three months ended March 31, 2014
Profit after tax	$51,369,106	$38,132,704	$17,593,804	$16,777,338
Profit attributable to Shareholders of the company (A)	$40,669,867	$29,956,327	$14,125,691	$13,371,145
Weighted average number of shares (for Basic earnings per share) (B)	28,723,279	28,672,840	28,780,188	28,674,997
Weighted average number of shares (for Diluted earnings per share) (C)	28,927,142	28,888,163	28,831,059	29,001,032
Basic Earnings per share as per IFRS (A) ÷ (B)	$1.42	$1.04	$0.49	$0.47
Diluted Earnings per share as per IFRS (A) ÷ (C)	$1.41	$1.04	$0.49	$0.46

Profit after tax (PAT)	$51,369,106	$38,132,704	$17,593,804	$16,777,338
Add: Non - cash expense for share based Compensation	1,785,704	2,874,010	(138,432)	-
Add: Onetime expenses related to Bond Issue	1,156,995		1,156,995
Adjusted profit after tax,	$54,311,805	$41,006,714	$18,612,367	$16,777,338
Number of shares outstanding including shares for non-controlling interest - fully diluted	35,932,575.51	35,893,597	35,836,493	36,006,466
Adjusted earnings per share	$1.51	$1.14	$0.52	$0.47

4.	Reconciliation of working capital (total current assets minus total current liabilities) and adjusted net working capital:

	(Amounts in USD)
	FY2015	FY2014
Current assets:
Inventories	$262,297,532	$254,952,549
Trade receivables	130,426,136	80,882,986
Derivative financial instruments	260,034	2,352,886
Other financial assets	9,933,742	9,768,514
Prepayments	19,610,778	8,361,244
Other current assets	1,955,834	765,655
Cash and cash equivalents	46,460,922	37,606,098
Total current assets	$470,944,978	$394,689,932

Current liabilities:
Trade payables	$34,007,468	$41,197,158
Debt	209,174,216	182,103,347
Current tax liabilities (net)	15,018,168	9,644,944
Derivative financial instruments	280,560	-
Other financial liabilities	6,961,163	6,031,593
Other current liabilities	2,850,955	1,980,369
Total current liabilities	$268,292,530	$240,957,410

Working Capital as per IFRS (Total current assets minus Total current liabilities)	$202,652,448	$153,732,521
Less: Cash and cash equivalents	46,460,922	37,606,098
Add: Current debt	209,174,216	182,103,347
Adjusted net working capital	$365,365,742	$298,229,770

5.	Reconciliation of total current and non-current debt to net debt:

	(Amounts in USD)
	FY2015	FY2014

Current debt	$209,174,216	$182,103,347
Non-current debt	1,465,707	2,739,414
Total current and non-current debt as per IFRS	$210,639,923	$184,842,761
Less: Cash and cash equivalents	46,460,922	37,606,098
Net debt	$164,179,001	$147,236,663